SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cinedigm Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

172406 209

(CUSIP Number)

Christopher J. McGurk

Cinedigm Corp.

45 West 36th Street, 7th Floor

New York, NY 10018

(212) 206-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406 209	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher J. McGurk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,444,073*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,444,073*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,073*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14.	TYPE OF REPORTING PERSON IN

* Includes 600,000 shares issuable upon the exercise of currently exercisable stock options.

CUSIP No. 172406 209	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 2”) amends the Schedule 13D filed on March 25, 2015 [File Number 005-79352] (the “Original Schedule 13D” as amended by Amendment No. 1 filed on May 24, 2016 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), on behalf of the Reporting Person named in Item 2(a) thereof. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D and Amendment No. 1 shall remain unchanged. All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D. Unless otherwise stated, the amounts in this Amendment No. 1 reflect the 1-for-10 reverse stock split of the Common Stock effected on May 9, 2016.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D and Amendment No. 1 is hereby amended by adding the following paragraph:

On November 1, 2017, pursuant to a Stock Purchase Agreement by and between the Christopher and Jamie McGurk Living Trust, of which the Reporting Person is a trustee (the “Trust”), and the Issuer dated as of November 1, 2017 (the “Stock Purchase Agreement”), the Reporting Person acquired beneficial ownership of 333,333 shares of Common Stock from the Issuer at a purchase price of $1.50 per share for a total purchase price of $500,000. The purchase price was paid by the surrender by the Trust and cancellation of $500,000 principal amount of second lien notes previously issued to the Trust by the Issuer. As a result, the Reporting Person beneficially owns a total of 844,073 shares (including 382,333 shares held by the Trust), which, together with the Reporting Person’s options to purchase 600,000 shares of Common Stock, equals 4.0% of the outstanding shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)  As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the direct beneficial owner of an aggregate of 1,444,073 shares of Common Stock over all of which securities he has sole voting and dispositive power.

The 1,444,073 shares of Common Stock beneficially owned by the Reporting Person represent 4.0% of the issued and outstanding shares of Common Stock based on 35,892,014 shares of Common Stock outstanding as provided by the Issuer.

(c)       Except as set forth below, there have been no transactions in the securities of the Issuer by the Reporting Person during the past sixty days:

Date	Security	Amount Acquired (Disposed)	Price per share	Where Transaction Effected
11/1/17	Common Stock	333,333	$1.50	Private placement from Issuer to the Trust

(d)       None.

CUSIP No. 172406 209	13D	Page 4 of 5 Pages

(e)       On November 1, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 1, 2017, the Reporting Person entered into a Voting Agreement with the Issuer pursuant to which each the Reporting Person agreed to vote shares of Common Stock owned or controlled by him in favor of the designees of Bison Entertainment Investment Limited to the Issuer’s Board of Directors in future elections, among other things, subject to the terms thereof.

On November 1, 2017, the Trust entered into the Stock Purchase Agreement, pursuant to which the Reporting Person acquired beneficial ownership of 333,333 shares of Common Stock as described in Item 3.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1

Employment Agreement between the Issuer and Christopher J. McGurk dated as of August 22, 2013 (incorporated by reference to the Issuer's Form 8-K filed with the Commission on August 28, 2013 (File No. 001-31810)).*

10.2	Stock Option Agreement between the Issuer and Christopher J. McGurk dated as of December 23, 2010 (incorporated by reference to the Issuer’s Form 8-K filed with the Commission on January 3, 2011 (File No. 001-31810)).*

10.3	Form of Stock Option Agreement (incorporated by reference to the Issuer's Registration Statement on Form S-8 filed with the Commission on April 25, 2005 (File No. 333-124290)).*

10.4	Form of Voting Agreement.

10.5	Stock Purchase Agreement, dated as of November 1, 2017, between the Issuer and the Christopher and Jamie McGurk Living Trust.

*Previously filed.

CUSIP No. 172406 209	13D	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 3, 2017

/s/ Christopher J. McGurk
Christopher J. McGurk